Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 2 to Registration Statement No. 333-174483 on Form F-3 and in Registration Statement No. 333-191414 on Form F-3 of our reports dated March 27, 2014, relating to the consolidated financial statements of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”), which report expresses an unqualified opinion and includes an explanatory paragraph related to the accompanying financial statements that have been retrospectively adjusted as a result of changes in accounting policies related to employee benefits, and the effectiveness of the Bank's internal control over financial reporting, appearing in the Annual Report on Form 20-F of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”)  for the year ended December 31, 2013.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

São Paulo, Brazil
April 29, 2014